                                                                    Exhibit 99.3

                                   [SIFY LOGO]

                                  SIFY LIMITED

            Regd. Office: Tidel Park, 2nd Floor, 4, Canal Bank Road,
                        Taramani, Chennai 600 113, India.

                               P R O X Y  F O R M
                         ANNUAL GENERAL MEETING 2003-04

FOLIO NO: _______________________________

I / We _____________________________________ of _______________________________
in the district of __________________________________________ being a member /
members of the above named Company, hereby appoint Mr /
Ms _________________________________________________________ in the district of ___________________________ as my / our Proxy to attend and vote for me / us on my / our behalf at the Eighth Annual General Meeting of the Company to be held at the Registered Office at 2nd Floor, 4, Canal Bank Road, Taramani, Chennai 600 113, India, on Friday, December 10, 2004 at 10.00 A.M. and at adjournment thereof.

Signed this ___________________ day of _________________________________ 2004.

Address:
______________________________________________________________________________
__________________________________________________

Signature _________________________________

NOTE: The proxy form duly completed must be deposited at the Registered Office at 2nd Floor, Canal Bank Road, Taramani, Chennai 600 113, India, not less than 48 hours before the time for holding the meeting. A proxy need not be a member.

                          A T T E N D A N C E  S L I P

__________________________________________       _______________________________

Full Name of the Shareholder (in block letters)       Signature

Folio No __________________                      No. of shares held : __________

_________________________________________       ________________________________
Full Name of the Proxy (in block letters)                 Signature
(To be filled in by the Proxy who attends instead of the member)

NOTE: Shareholders attending the meeting in person or by proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.